Exhibit 77(d)

Policies with respect to securities investments

On January 30, 2009, the Board of Trustees for ING Separate Portfolios Trust approved a change to the name and principal investment strategies for ING SPorts Core Plus Fixed Income Fund (“Fund”). The name was changed to ING SPorts International Fixed Income Fund. The strategy was changed to allow the Fund to invest at least 65% of its assets in securities of companies located in a number of different countries other than the United States and up to 35% of its assets in U.S. issuers. The Fund may also invest in countries with emerging securities markets. In addition, the Fund changed its status from diversified to non-diversified.